Exhibit 99.1

BAYTEX PROVIDES UPDATE ON IMPACT OF HURRICANE HARVEY

CALGARY, ALBERTA (September 11, 2017) - Baytex Energy Corp. ("Baytex") (TSX, NYSE: BTE) provides an update to the impact on production due to Hurricane Harvey.

As previously disclosed, on August 25, 2017 our Eagle Ford operations were shut-in and drilling and completion operations were suspended. During the week of August 28, 2017, field operations were inspected, drilling and completion operations resumed and the safe start-up of field operations was initiated.

With very little damage to production facilities on Baytex lands, our production in the Eagle Ford has steadily increased as market access has improved. We are currently producing at or near full capacity compared to pre-Hurricane Harvey levels. We have 4 drilling rigs and 1 to 2 completion crews working on our lands, which is consistent with our expected pace of development during the second half of 2017.

We estimate the impact on our third quarter production to be approximately 2,500 boe/d (625 boe/d on an annualized basis). This represents less than 1% of our anticipated corporate production for 2017. As a result, we are maintaining our annual production guidance of 69,000 to 70,000 boe/d.

Advisory Regarding Forward-Looking Statements

In the interest of providing Baytex's shareholders and potential investors with information regarding Baytex, including management's assessment of Baytex's future plans and operations, certain statements in this press release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements"). In some cases, forward-looking statements can be identified by terminology such as "anticipate", "believe", "continue", "could", "estimate", "expect", "forecast", "intend", "may", "objective", "ongoing", "outlook", "potential", "project", "plan", "should", "target", "would", "will" or similar words suggesting future outcomes, events or performance. The forward-looking statements contained in this press release speak only as of the date thereof and are expressly qualified by this cautionary statement.

Specifically, this press release contains forward-looking statements relating to but not limited to: the portion of our Eagle Ford production that has been restored following Hurricane Harvey; the number of drilling rigs and frac crews working on our Eagle Ford lands in the second half of 2017; the impact of Hurricane Harvey on production volumes for both the third quarter of 2017 and full‑year 2017; and our 2017 annual production guidance. These forward-looking statements are based on certain key assumptions regarding, among other things: the availability of labour and other industry services; and the ability of downstream markets to accept produced volumes of petroleum and natural gas. Readers are cautioned that such assumptions, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.

Actual results achieved will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors are discussed in our Annual Information Form, Annual Report on Form 40-F and Management's Discussion and Analysis for the year ended December 31, 2016, as filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

There is no representation by Baytex that actual results achieved will be the same in whole or in part as those referenced in the forward-looking statements and Baytex does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

Baytex Energy Corp.
Press Release – September 11, 2017    Page 2

Baytex Energy Corp.

Baytex Energy Corp. is an oil and gas corporation based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Eagle Ford in the United States. Approximately 79% of Baytex’s production is weighted toward crude oil and natural gas liquids. Baytex’s common shares trade on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

For further information about Baytex, please visit our website at www.baytexenergy.com or contact:

Brian Ector, Senior Vice President, Capital Markets and Public Affairs

Toll Free Number: 1-800-524-5521
Email: investor@baytexenergy.com